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                                                                    EXHIBIT 99.1

Contact:  Robert Siegfried/Jessica Barist     Contact:  Jerry Mo
          Kekst and Company                             Peak International Ltd.
          (212) 521-4800                                Austin, Texas
                                                        (512) 339-4684 or
                                                        Hong Kong
                                                        (852) 2492-2287

                             PEAK ISSUES STATEMENT


FOR IMMEDIATE RELEASE
---------------------

HONG KONG AND AUSTIN, TEXAS, MARCH 29 1999 - Peak International (Nasdaq: PEAKF) (AMEX: PTT) today reported that approximately 30 of its staff, of which 13 were managers, have resigned or been terminated over the past week citing disagreements with the Board of Directors' previously announced management and operational reorganization. A number of these staff have already been replaced with capable professionals. The most senior person to have resigned is Mr. Steve Dezso, Vice President, United States Operations. His responsibilities have been assumed by his senior officer, Mr. Wayne Moore, who, as previously announced, will serve as Senior Vice President of US Operations. Peak has no plans to terminate any additional employees at this time, but there can be no assurance that there will not be further resignations.

Peak emphasized that notwithstanding these challenges, the Company continues to meet its commitments and customer demands for its products and services on time. There have been no interruptions to any of Peak's operations thus far, but transitory delays in order-taking or customer service in one or more of Peak's United States locations is possible.

Peak International Limited is a leading supplier of precision engineering packaging products for storage, transportation, and automated handling of semiconductor devices and electronic components.

This press release contains certain forward-looking statements, which Peak is making in reliance on the safe harbor provisions of the Private Securities Litigation Act of 1995. Investors are cautioned that all forward-looking statements are subject to significant risks and uncertainties. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance, or achievements of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Additional information concerning risk factors that could cause actual results to differ materially from those projected in the forward-looking statements is contained in the company's filing with the Securities and Exchange Commission.


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